                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 9)

                      Spelling Entertainment Group Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)



                                 Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   847807104
- --------------------------------------------------------------------------------
                                 (CUSIP Number)

Thomas W. Hawkins                             Copy to:
Senior Vice President,                        Bryan D. Rosenberger
General Counsel and Secretary                 Eckert Seamans Cherin & Mellott
200 South Andrews Avenue                      600 Grant Street, 42nd Floor
Fort Lauderdale, Florida  33301               Pittsburgh, Pennsylvania 15219
(305) 832-3000                                (412) 566-6000
- --------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                June 28, 1994
- --------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]


Check the following box if a fee is being paid with the statement.   [ ]

                                  SCHEDULE 13D


CUSIP No. 847807104


1.       Name of Reporting Person:  SEGI Holding Co.
         I.R.S. Identification No.:  65-0418084

2.       Check the Appropriate Box if a Member of a Group            (a)     [x]
                                                                     (b)     [ ]

3.       SEC Use Only

4.       Source of Funds:  OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                     [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of                  7.     Sole Voting Power:                 45,658,640*
 Shares
Beneficially               8.     Shared Voting Power:               -0-
 Owned by
   Each                    9.     Sole Dispositive Power:            45,658,640*
Reporting
 Person                   10.     Shared Dispositive Power:          -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                           45,658,640*

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                     [x]

13.      Percent of Class Represented by Amount in Row (11):         70.5%

14.      Type of Reporting Person:  CO


* Does not include shares which may be acquired pursuant to the Letter Agreement described herein.

                                  SCHEDULE 13D


CUSIP No. 847807104


1.       Name of Reporting Person:  Repinvesco, Inc.
         I.R.S. Identification No.:  51-0347052

2.       Check the Appropriate Box if a Member of a Group            (a)     [x]
                                                                     (b)     [ ]

3.       SEC Use Only

4.       Source of Funds:   OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                     [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of                  7.     Sole Voting Power:                 1,337,148
 Shares
Beneficially               8.     Shared Voting Power:               -0-
 Owned by
   Each                    9.     Sole Dispositive Power:            1,337,148
Reporting
 Person                   10.     Shared Dispositive Power:          -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                           1,337,148

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                     [x]

13.      Percent of Class Represented by Amount in Row (11):         2.0%

14.      Type of Reporting Person:  CO

                                  SCHEDULE 13D


CUSIP No. 847807104


1. Name of Reporting Person: Blockbuster Entertainment Corporation I.R.S. Identification No.: 75-1849418

2.       Check the Appropriate Box if a Member of a Group            (a)     [x]
                                                                     (b)     [ ]

3.       SEC Use Only

4.       Source of Funds:   OO

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                     [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of                  7.     Sole Voting Power:                 -0-
 Shares
Beneficially               8.     Shared Voting Power:               -0-
 Owned by
   Each                    9.     Sole Dispositive Power:            -0-
Reporting
 Person                   10.     Shared Dispositive Power:          -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                           -0-*

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                     [x]

13.      Percent of Class Represented by Amount in Row (11):         -0-

14.      Type of Reporting Person:  CO


* Does not include shares which may be acquired pursuant to the Letter Agreement described herein.

                                  SCHEDULE 13D


CUSIP No. 847807104

1. Name of Reporting Person: Blockbuster Pictures Holding Corporation I.R.S. Identification No.: 65-0418087

2.       Check the Appropriate Box if a Member of a Group            (a)     [x]
                                                                     (b)     [ ]

3.       SEC Use Only

4.       Source of Funds:  OO, AF

5.       Check Box if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                     [ ]

6.       Citizenship or Place of Organization:  Delaware

Number of                  7.     Sole Voting Power:                 -0-
 Shares
Beneficially               8.     Shared Voting Power:               -0-
 Owned by
   Each                    9.     Sole Dispositive Power:            -0-
Reporting
 Person                   10.     Shared Dispositive Power:          -0-
  With

11.      Aggregate Amount Beneficially Owned by Each
         Reporting Person:                                           -0-

12.      Check Box if the Aggregate Amount in Row (11)
         Excludes Certain Shares                                     [x]

13.      Percent of Class Represented by Amount in Row (11):         -0-

14.      Type of Reporting Person:  CO

                 This statement amends Items 3, 4, 5, 6 and 7 of the Schedule 13D of BEC, Holdings, SEGI and REPI dated March 7, 1993, as amended by Amendment No. 1 dated March 31, 1993, Amendment No. 2 dated June 25, 1993, Amendment No. 3 dated September 12, 1993, Amendment No. 4 dated September 17, 1993, Amendment No. 5 dated October 5, 1993, Amendment No. 6 dated December 8, 1993, Amendment No. 7 dated January 31, 1994 and Amendment No. 8 dated April 26, 1994 (as so amended, the "Schedule 13D"). All capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to such terms in the Schedule 13D.


ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                 Item 3 of the Schedule 13D is amended to reflect the following:

                 On June 28, 1994, the Company entered into a letter agreement (the "Letter Agreement") with BEC in which the Company and BEC have agreed in principle to an exchange transaction (the "Exchange") in which BEC will deliver to the Company 7,168,702 ordinary shares, L.0.008 par value per share ("Ordinary Shares"), of Virgin Interactive Entertainment plc ("VIE") and options to acquire 550,000 Ordinary Shares (collectively, the "VIE Interests") in exchange for the delivery by the Company to BEC of shares of Common Stock. On June 22, 1994, BEC entered into (i) a Share Purchase Agreement (the "Share Purchase Agreement") with certain shareholders of VIE (the "Vendors") pursuant to which BEC has agreed to purchase certain of the VIE Interests and (ii) a letter agreement (the "BEC/VIE Letter Agreement") with the Vendors relating to certain matters following BEC's transfer of the Ordinary Shares which are the subject of the Share Purchase Agreement. The aggregate cost to BEC of the VIE Interests will be $162,779,610 plus the fees and expenses incurred by BEC in connection with its acquisitions of the VIE Interests ("BEC's Cost"). Set forth in this Item 3 and in Item 6 below are descriptions of selected provisions of the Letter Agreement and the BEC/VIE Letter Agreement. Such descriptions are qualified in their entirety by reference to the copies of such agreements filed as Exhibits hereto, which are incorporated by reference herein and are made a part hereof to the same extent as though set forth herein in full.

                 Pursuant to the Letter Agreement, the Company and BEC have agreed in principle to enter into a definitive agreement (the "Exchange Agreement") providing for the delivery by BEC to the Company of the VIE Interests in exchange for delivery by the Company to BEC of the number of shares of Common Stock equal to (I) BEC's Cost, divided by (II) $8.95, which represents the average closing price of the Common Stock on the New York Stock Exchange Composite Tape, as reported in The Wall Street Journal (Southeast Edition), on the five trading days ending June 27, 1994. BEC intends to assign its rights under the Letter Agreement to a wholly-owned subsidiary.

                 Consummation of the Exchange (the "Closing") requires, among other things, the negotiation, execution and delivery of the Exchange Agreement, receipt by the Company of a fairness opinion from its financial advisor, approval of a majority of the disinterested directors of the Company and consummation of the transactions contemplated by the Share

Purchase Agreement and related agreements (collectively, the "VIE Agreements"). As a result of the Exchange, the Company will own approximately 75% of the outstanding Ordinary Shares. Consummation of the transactions contemplated by the VIE Agreements is not contingent upon consummation of the Exchange.

                 VIE, a company organized under the laws of the United Kingdom, develops and publishes video game and entertainment software compatible with all leading consumer hardware systems, including Nintendo and Sega 8-bit and 16-bit consoles and portable systems, and personal computer and CD-ROM systems. Its titles, which are developed by its internal staff and by third party developers, feature proprietary content as well as intellectual properties licensed from others, and are sold worldwide to retailers, distributors and mass merchandisers.

                 See Item 6 for additional information that may be required by this Item 3.


ITEM 4.          PURPOSE OF TRANSACTION.

                 BEC currently owns 1,864,444 Ordinary Shares, or approximately 19.9% of the Ordinary Shares outstanding, which it purchased in January 1994. In connection with such purchase, BEC was granted certain rights to acquire additional Ordinary Shares. Consistent with such rights, BEC was afforded the opportunity to increase its ownership of the outstanding Ordinary Shares to approximately 75% through consummation of the transactions contemplated by the VIE Agreements. BEC and the Company (as evidenced by the Letter Agreement) desire the Company to obtain the majority ownership interest in VIE as both BEC and the Company believe that such placement of the majority ownership interest in VIE will provide the greatest level of business opportunities and benefits to BEC and the Company. Because of the rights granted to BEC in connection with its January 1994 purchase of Ordinary Shares, the Company is not in a position to individually acquire the Ordinary Shares which are the subject of the VIE Agreements. The transactions described herein, if consummated, will enable the Company to acquire all of the VIE Interests.

                 See Items 3 and 6 for additional information that may be required by this Item 4.


ITEM 5.          INTEREST IN SECURITIES OF ISSUER.

                 Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

                 SEGI currently beneficially owns and has sole voting power with respect to 45,658,640 shares of Common Stock, representing approximately 70.5% of the Common Stock issued and outstanding (based on the number of shares of Common Stock issued and outstanding on May 12, 1994).

                 BEC (or one of its wholly-owned subsidiaries) may be deemed to be the beneficial owner of the shares of Common Stock subject to the Letter Agreement. Unless and until the Exchange contemplated thereby is consummated, the Reporting Persons disclaim beneficial ownership of the Common Stock subject to the Letter Agreement.

                 REPI presently holds the Warrants to acquire 1,337,148 shares of Common Stock. The Warrants, which relate to 990,480 shares of Common Stock and 346,668 shares of Common Stock, may be exercised in whole or in part at any time until February 11, 1998. The purchase price for each share of Common Stock purchasable pursuant to the Warrants is $6.9667. REPI may be deemed to beneficially own the 1,337,148 shares of Common Stock underlying the Warrants, representing approximately 2.0% of the Common Stock issued and outstanding.

                 REPI, SEGI and their parent entities, Holdings and BEC, may be deemed to be a group under Section 13(d)(3) of the Exchange Act, such that the shares of Common Stock beneficially owned by one such entity are deemed to be beneficially owned by each of the other such entities. Neither Holdings nor BEC beneficially own (or are deemed to beneficially own) any shares of capital stock of the Company in addition to those reported above.

                 Except as indicated herein, neither the Reporting Persons nor any of the persons listed on Schedule I to the Schedule 13D (based on information provided by such individuals) presently beneficially owns any Common Stock. Except as described herein, no transactions in Common Stock were effected during the past 60 days by any person named in Item 2 of the Schedule 13D (based on information provided by such individuals).


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 The Letter Agreement contemplates that the Exchange Agreement will provide that each outstanding option to acquire Ordinary Shares held by employees of VIE will be converted into the right to receive, upon payment of the exercise price (as adjusted as set forth below) the number of shares of Common Stock determined by multiplying (I) the number of Ordinary Shares into which such option was exercisable immediately prior to consummation of the Exchange by (II) the quotient of (x) 21.50, divided by (y) the market price of the Common Stock prior to the Closing. The exercise price for such employee options will be adjusted by multiplying such exercise price by the quotient of
(I) one, divided by (II) the quotient of (x) 21.50, divided by (y) the market price of the Common Stock prior to the Closing. To the extent required by, or desirable under, the tax laws of the United Kingdom, certain options held by VIE employees will be cancelled and regranted in accordance with the foregoing formula. As of June 22, 1994, approximately 1,042,250 Ordinary Shares were subject to VIE employee options.

                 The Letter Agreement also contemplates that the Exchange Agreement will contain a put option and a call option (collectively, the "Spelling/VIE Option") pursuant to which BEC may require the Company to purchase from BEC and the Company may require BEC to sell to the Company, respectively, the 936,907 Ordinary Shares (the "VIE Option

Shares") that BEC may acquire from the Vendors pursuant to the put option or the call option (collectively, the "BEC/VIE Option") contemplated by the Share Purchase Agreement. The purchase price to the Company for the VIE Option Shares (the "Spelling/VIE Option Price") will be the cost of such VIE Option Shares to BEC (the "BEC/VIE Option Price"), minus certain amounts representing an adjustment to the consideration delivered by BEC to the Vendors at the closing of the transactions contemplated by the Share Purchase Agreement (the "Initial Consideration Adjustment"), if any. The Company may pay the Spelling/VIE Option price in cash or by delivery of a number of shares of Common Stock equal to the quotient of (I) the Spelling/VIE Option Price, divided by (II) the market price of the Common Stock prior to the exercise of the Spelling/VIE Option.

                 The BEC/VIE Option Price, which will not be less than $27.50 per share, is subject to set-off by BEC for indemnification claims against the Vendors. If the Exchange (or a similar transaction whereby the Company acquires the Ordinary Shares which are the subject of the Share Purchase Agreement) is consummated, then, pursuant to the BEC/VIE Letter Agreement, BEC may, at its option, pay all or part of the BEC/VIE Option Price by delivery to the Vendors of a number of shares of Common Stock equal to the quotient of (I) the amount of the BEC/VIE Option Price to be paid in shares of Common Stock, divided by (II) the market price of the Common Stock prior to the closing of the BEC/VIE Option, or such other price as may be agreed between BEC and the Vendors.

                 The Share Purchase Agreement provides that BEC shall deliver to the Vendors, in partial consideration for the Ordinary Shares to be acquired by BEC thereunder, a promissory note (the "Note") in the principal amount of $57,575,617. If the Exchange (or a similar transaction whereby the Company acquires the Ordinary Shares which are the subject of the Share Purchase Agreement) is consummated, then, pursuant to the BEC/VIE Letter Agreement, the
Note is payable by BEC, at its option, in whole or in part, by delivery to the Vendors of a number of shares of Common Stock equal to the quotient of (I) the amount of the Note to be paid in shares of Common Stock, divided by (II) the market price of the Common Stock prior to the date BEC notifies the Vendors of its intention to prepay all or part of the Note or, as the case may be, the maturity date of the Note, which will be one year following the closing of the transactions contemplated by the Share Purchase Agreement. The amount due under the Note will be subject to set-off by BEC for indemnification claims against the Vendors.

                 In the event that the Vendors receive shares of Common Stock in payment of the BEC/VIE Option Price or the Note, and the Vendors, subject to certain conditions, sell such shares, the BEC/VIE Letter Agreement provides certain assurances that the Vendors will realize the full amount of the BEC/VIE Option Price or the principal amount of the Note paid in shares of Common Stock through, at BEC's Option, delivery to the Vendors of additional shares of Common Stock.

                 The identity of the Vendors is set forth on Schedule III hereto.

                 See Items 3 and 5 for additional information that may be required by this Item 6.

    ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

         A.      Agreement pursuant to Rule 13d-1(f)(1)(iii).

         B. Letter Agreement, dated June 28, 1994, between Spelling Entertainment Group Inc. and Blockbuster Entertainment Corporation.

         C. Letter Agreement, dated June 22, 1994, among Blockbuster Entertainment Corporation and the Vendors named therein.

         D.      Press Release, dated June 29, 1994.

SIGNATURES.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                         BLOCKBUSTER ENTERTAINMENT
                                           CORPORATION


June 29, 1994                            By:     /s/ Thomas W. Hawkins
- -------------                                    -----------------------------
     Date                                        Thomas W. Hawkins
                                                 Senior Vice President, General
                                                 Counsel and Secretary


                                         BLOCKBUSTER PICTURES HOLDING
                                           CORPORATION


June 29, 1994                            By:     /s/ Thomas W. Hawkins
- -------------                                    -----------------------------
     Date                                        Thomas W. Hawkins
                                                 Senior Vice President, General
                                                 Counsel and Secretary


                                         SEGI HOLDING CO.


June 29, 1994                            By:     /s/ Thomas W. Hawkins
- -------------                                    -----------------------------
     Date                                        Thomas W. Hawkins
                                                 Senior Vice President, General
                                                 Counsel and Secretary


                                         REPINVESCO, INC.


June 29, 1994                            By:     /s/ Thomas W. Hawkins
- -------------                                    -----------------------------
     Date                                        Thomas W. Hawkins
                                                 Senior Vice President, General
                                                 Counsel and Secretary

                                 SCHEDULE III

The following is a list of the Vendors:

NAMES AND
ADDRESSES

Niall MacGregor Ritchie
George Sharon Loraine and
Abacus (C.I.) Ltd a/c Aquarius
La Motte Chambers
St Helier
Jersey
Channel Islands

Niall MacGregor Ritchie
George Sharon Loraine and
Abacus (C.I.) Ltd a/c Aries
La Motte Chambers
St Helier
Jersey
Channel Islands

Niall MacGregor Ritchie
George Sharon Loraine and
Abacus (C.I.) Ltd a/c Capricorn
La Motte Chambers
St Helier
Jersey
Channel Islands

Niall MacGregor Ritchie
George Sharon Loraine and
Abacus (C.I.) Ltd a/c Pisces
La Motte Chambers
St Helier
Jersey
Channel Islands

Niall MacGregor Ritchie
George Sharon Loraine and
Abacus (C.I.) Ltd a/c Saturn
La Motte Chambers
St Helier
Jersey
Channel Islands

John Christopher Mann,
John Kenneth Blewett and
Morgan Grenfell Trustee Services
(C.I.) Limited a/c Virgo
Lefevre Street
St Peter Port
Guernsey
Channel Islands

John Christopher Mann,
John Kenneth Blewett and
Morgan Grenfell Trustee Services
(C.I.) Limited a/c Libra
Lefevre Street
St Peter Port
Guernsey
Channel Islands

John Christopher Mann,
John Kenneth Blewett and
Morgan Grenfell Trustee Services
(Guernsey) Limited a/c Jupiter
Lefevre Street
St Peter Port
Guernsey
Channel Islands

John Christopher Mann,
John Kenneth Blewett and
Morgan Grenfell Trustee Services
(Guernsey) Limited a/c Mars
Lefevre Street
St Peter Port
Guernsey
Channel Islands

Morgan Grenfell Trustee Services
(Guernsey) Limited a/c Venus
Lefevre Street
St. Peter Port
Guernsey
Channel Islands

Richard Charles Nicholas Branson
186 Campden Hill Road
London W8 7TH
England

Trevor Michael Abbott
186 Campden Hill Road
London W8 7TH
England

Robert Harold Ferrers Devereux
186 Campden Hill Road
London W8 7TH
England

                                 Exhibit Index



Description of Exhibit


A.       Agreement pursuant to Rule 13d-1(f)(1)(iii).

B. Letter Agreement, dated June 28, 1994, between Spelling Entertainment Group Inc. and Blockbuster Entertainment Corporation.

C. Letter Agreement, dated June 22, 1994, among Blockbuster Entertainment Corporation and the Vendors named therein.

D.       Press Release, dated June 29, 1994.

                                   Exhibit A


                 Pursuant to Rule 13d-1(f)(1)(iii) of Regulation 13D-G of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, each of the undersigned entities agrees that the statement to which this Exhibit is attached is filed on its behalf.

                                    BLOCKBUSTER ENTERTAINMENT CORPORATION


Date:  June 29, 1994                By:  /s/ Thomas W. Hawkins
                                         ----------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary


                                    BLOCKBUSTER PICTURES HOLDING CORPORATION


Date:  June 29, 1994                By:  /s/ Thomas W. Hawkins
                                         -------------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary


                                    SEGI HOLDING CO.


Date:  June 29, 1994                By:  /s/ Thomas W. Hawkins
                                         -------------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary


                                    REPINVESCO, INC.


Date:  June 29, 1994                By:  /s/ Thomas W. Hawkins
                                         -------------------------------------
                                         Thomas W. Hawkins
                                         Senior Vice President, General Counsel
                                         and Secretary

                                   Exhibit B

                                 June 28, 1994



Blockbuster Entertainment Corporation
One Blockbuster Plaza
200 South Andrews Avenue
Ft. Lauderdale, FL  33301
Attention:  Steven R. Berrard

Gentlemen:

                 We understand that Blockbuster Entertainment Corporation, a Delaware corporation ("BEC"), has entered into the following agreements with respect to the Ordinary Shares (the "Ordinary Shares") of Virgin Interactive Entertainment plc, a company organized under the laws of the United Kingdom ("VIE"):

                          (i) a Share Purchase Agreement, dated June 22, 1994 (the "Share Purchase Agreement"), with certain shareholders of VIE (the "Vendors") pursuant to which BEC has agreed to purchase 5,049,434 Ordinary Shares for an aggregate purchase price of $122,256,901; and

                          (ii) an Option Assignment Agreement, dated June 22, 1994 (the "Devereux Agreement"), with Robert Devereux pursuant to which BEC has agreed to purchase for the purchase price of $4,840,000 options held by him to acquire 550,000 Ordinary Shares from VIE.

We also understand that BEC purchased 1,864,444 Ordinary Shares for an aggregate purchase price of $30,203,993 pursuant to an Option Agreement, dated as of November 9, 1993 (the "Option Agreement"), by and among BEC and certain of the Vendors, and that BEC will enter into a Share Purchase Agreement (the "Management Share Purchase Agreement") with certain senior executives of VIE pursuant to which BEC will purchase 254,824 Ordinary Shares from such individuals for an aggregate purchase price of $5,478,716. Thus, upon consummation of the transactions contemplated by the Share Purchase Agreement, the Devereux Agreement and the Management Share Purchase Agreement (collectively, the "VIE Agreements"), BEC would own 7,168,702 Ordinary Shares as well as options to acquire 550,000 Ordinary Shares from VIE (collectively, "BEC's VIE Interests"), with an aggregate cost of $162,779,610 plus the fees and expenses incurred by BEC in connection with its acquisitions of BEC's VIE Interests ("BEC's Cost"). In connection with the consummation of the transactions contemplated by the Share Purchase Agreement, BEC and the Vendors will enter into a Shareholders Agreement (the "Shareholders Agreement").

                 This letter sets forth the terms and conditions of our agreement in principle with respect to the exchange by Spelling of shares of its common stock, $.10 par value per share ("Spelling Common Stock"), for BEC's VIE Interests (the "Spelling Exchange").

                 1. Closing Date. The closing of the Spelling Exchange (the "Closing") will occur immediately following the consummation of the transactions contemplated by the VIE Agreements.

                 2. The Exchange. At the Closing, BEC (or the wholly owned subsidiary of BEC having purchased the Ordinary Shares pursuant to the VIE Agreements) will deliver to Spelling BEC's VIE Interests in exchange for a number of shares of Spelling Common Stock equal to the quotient of (I) BEC's Cost, divided by (II) $8.95, which represents the average closing price of Spelling Common Stock on the New York Stock Exchange Composite Tape, as reported in The Wall Street Journal (Southeast Edition), on the five trading days ending June 27, 1994.

                 3. Definitive Agreement. Spelling and BEC will negotiate in good faith a definitive agreement (the "Definitive Agreement") with respect to the transaction contemplated by paragraph 2 above mutually satisfactory to the parties hereto. The Definitive Agreement will contain customary representations and warranties; provided that BEC shall make no representations and warranties concerning the businesses, assets or properties of VIE. The Definitive Agreement will also contain covenants and conditions customary for transactions of this type, including, without limitation, the following conditions to closing:

                 (a) approval by a majority of Spelling's disinterested directors, collectively constituting the Special Committee of the Board of Directors of Spelling (the "Special Committee");

                 (b) the receipt by the Special Committee of an opinion from its financial advisor that the Spelling Purchase is fair to all of Spelling's stockholders (other than BEC and its affiliates) from a financial point of view; and

                 (c) consummation of the transactions contemplated by the VIE Agreements.

The Definitive Agreement will also contain provisions pursuant to which (i) BEC will assign to Spelling at the Closing all of its indemnification rights under the Option Agreement and the VIE Agreements, it being understood that it is the intent of BEC and Spelling that Spelling receive the benefit of such indemnification rights, and (ii) BEC will assign to Spelling at the Closing all of its rights and obligations under the Shareholders Agreement. The Definitive Agreement will also contain a put option and a call option (collectively, the "Option") pursuant to which BEC may require Spelling to purchase from BEC and Spelling may require BEC to sell to Spelling, respectively, all Ordinary Shares (the "Option Shares") acquired by BEC pursuant to the Put

Option or the Call Option (as defined in the Share Purchase Agreement). The purchase price to Spelling for the Option Shares (the "Option Price") will be the cost of such Option Shares to BEC, minus the Initial Consideration Stock Deficit (as defined in the Share Purchase Agreement), if any. Spelling may pay the Option Price in cash or a number of shares of Spelling Common Stock equal to the quotient of (I) the Option Price, divided by (II) the average closing price of Spelling Common Stock on the New York Stock Exchange Composite Tape, as reported in The Wall Street Journal (Southeast Edition), on the ten trading days immediately preceding the day prior to exercise of the Option. The Definitive Agreement will also provide that each outstanding option to acquire Ordinary Shares held by employees of VIE will be converted into the right to receive, upon payment of the exercise price (as adjusted as set forth below) the number of shares of Spelling Common Stock determined by multiplying (I) the number of Ordinary Shares into which such option was exercisable immediately prior to the Closing by (II) the quotient of (x) 21.50, divided by (y) the average closing price of Spelling Common Stock on the New York Stock Exchange Composite Tape, as reported in The Wall Street Journal (Southeast Edition), on the five trading days immediately preceding the day prior to the Closing (the "Average Price"). The exercise price for such employee options will be adjusted by multiplying such exercise price by the quotient of (I) one, divided by (II) the quotient of (x) 21.50, divided by (y) the Average Price. To the extent required by, or desirable under, the tax laws of the United Kingdom, certain options held by VIE employees will be cancelled and regranted in accordance with the foregoing formula.

                 4. Governing Law. This agreement in principle shall be governed by and construed in accordance with the laws of the State of Delaware.

                 5. Letter Non-binding. Except for the first sentence of paragraph 3 (which shall be a legally binding obligation of the parties hereto), this letter is an expression of our mutual intention with respect to the transactions contemplated hereby and does not constitute a binding obligation.

                 6. Termination. This agreement in principle shall terminate on July 31, 1994, without liability or obligation on the part of any party hereto other than for a breach of the obligations under the first sentence of paragraph 3; provided that this agreement may be terminated prior to such date by written notice to the other party hereto upon a breach of the other party of its obligations hereunder.

                 Please acknowledge your acceptance of and agreement with the terms of this letter by signing and returning the enclosed copy.


                                        Very truly yours,

                                        SPELLING ENTERTAINMENT GROUP INC.


                                        /s/ Thomas P. Carson
                                        ---------------------------------------
                                        By:  Thomas P. Carson
                                        Its: Senior Vice President, Treasurer
                                             and Chief Financial Officer


Accepted and agreed to this
28th day of June, 1994:

BLOCKBUSTER ENTERTAINMENT CORPORATION

/s/ Steven R. Berrard
- -------------------------------------
By:    Steven R. Berrard
Its:   Vice Chairman, President and
       Chief Operating Officer

                                  Exhibit C


To:      Blockbuster Entertainment Corporation
         1 Blockbuster Plaza
         Fort Lauderdale
         Florida 33301
         USA

         Attention:  S.R. Berrard


Dear Sir,

We refer to a Share Purchase Agreement entered into between ourselves (1) and yourselves (2) of even date (the "Share Purchase Agreement") whereby Blockbuster has agreed to acquire 5,049,434 Ordinary Shares in the Company in the terms therein contained and has agreed to issue a Promissory Note in the principal sum of US$57,575,617 (the "Note").

Capitalised terms and expressions defined in this letter shall have the meanings given to them in the Share Purchase Agreement.

We hereby acknowledge and confirm your right to transfer Ordinary Shares acquired pursuant to the Share Purchase Agreement to another member of the Blockbuster Group in accordance with the provisions of Clause 19.2 and 19.3 of the Share Purchase Agreement.

We hereby confirm in the event that you (or any of your subsidiaries) choose to transfer or re-sell the Sale Shares to Spelling Entertainment Group Inc. (or any of its subsidiaries) then:

1. we will each execute a deed in accordance with our obligations under Clause 19.3 as soon as reasonably practicably and otherwise upon the terms of the said Clause 19.3;

2. notwithstanding the provisions of the Share Purchase Agreement and the Note, Blockbuster may, at its sole discretion, discharge all or any part of the sums due under the Note or all or any part of the consideration payable by Blockbuster pursuant to Clause 11.6 either by the issuance of BEC Stock or by the delivery by Blockbuster to the Vendors of common stock of US$0.10 par value of Spelling (the "Spelling Consideration Stock") provided that the provisions or Clause
         7.2.1 and 7.2.2, 7.3 and Schedule 5 of the Share Purchase Agreement and paragraph 3 of the Note shall apply, mutatis mutandis, to the deliveries of the Spelling

         Consideration Stock as if all references to BEC Stock or Further Consideration Stock was a reference to Spelling Consideration Stock; and

3. the provisions of Clause 10.2 of the Share Purchase Agreement shall apply in respect of any Claims made by Spelling under the Share Purchase Agreement or the deed referred to in paragraph 1.

Yours sincerely,



SIGNED by
duly authorised for and on behalf of               )
ABACUS C.I. LIMITED in its capacity                )
as trustee of each of the Aquarius, Aries,         )
Capricorn, Pisces and Saturn Trusts                )



SIGNED by NIALL MacGREGOR RITCHIE                  )
trustee of each the Aquarius, Aries,               )
Capricorn, Pisces and Saturn Trusts,               )


SIGNED by GEORGE SHARON LORAINE as                 )
trustee of each of the Aquarius, Aries,            )
Capricorn, Pisces and Saturn Trusts                )


SIGNED by                                          )
on behalf of MORGAN GRENFELL                       )
TRUSTEE SERVICES (C.I.) LIMITED                    )
in its capacity as trustee of each of the          )
Libra and Virgo Trusts                             )

SIGNED by                                            )
on behalf of MORGAN GRENFELL                         )
TRUSTEE SERVICES (GUERNSEY)                          )
LIMITED in its capacity as trustee of                )
each of Jupiter, Mars, Venus, Gemini,                )
Leo, Laver and McEnroe Trusts                        )


SIGNED by JOHN CHRISTOPHER MANN                      )
as trustee for each of the Libra, Virgo,             )
Jupiter, Mars, Gemini, and Leo Trusts                )


SIGNED by JOHN KENNETH BLEWETT as                    )
trustee for each of the Libra, Virgo, Jupiter,       )
Mars, Gemini, Leo, Laver and McEnroe Trusts          )


SIGNED by JOHN FARLEY McKELLER as                    )
trustee for each of the Laver and McEnroe            )
Trusts                                               )


SIGNED by RICAHRD CHARLES                            )
NICHOLAS BRANSON                                     )


SIGNED by TREVOR MICHAEL ABBOTT                      )


SIGNED by ROBERT HAROLD FERRERS                      )
DEVEREUX                                             )

                                  Exhibit D


FOR IMMEDIATE RELEASE



                   BLOCKBUSTER, SPELLING AND VIRGIN ANNOUNCE
                ACQUISITION OF VIRGIN INTERACTIVE ENTERTAINMENT

      FORT LAUDERDALE, FL, June 29, 1994 -- Blockbuster Entertainment Corporation (NYSE:BV), Spelling Entertainment Group Inc. (NYSE:SP) and the Virgin Group of Companies jointly announced today the acquisition of Virgin Interactive Entertainment plc (VIE), one of the world's leading developers, publishers and distributors of interactive entertainment software.
      Blockbuster has entered into a definitive agreement to acquire 55 percent of VIE from Richard Branson's Family Trusts and certain other shareholders of VIE. The acquisition will increase Blockbuster's ownership of VIE to approximately 75 percent. The Blockbuster acquisition is subject to customary conditions and is expected to close in July 1994. Virgin shareholders will retain a 10 percent interest in VIE which may be acquired by Blockbuster under certain circumstances pursuant to a put/call arrangement.
      Separately, Spelling has entered into a non-binding letter of intent with Blockbuster to acquire Blockbuster's entire interest in VIE, including the additional shares which Blockbuster will purchase, at Blockbuster's cost. The letter of intent contemplates that Spelling will purchase Blockbuster's VIE interest by issuing Blockbuster approximately $165 million of Spelling common stock. The letter of intent also contemplates that Spelling may acquire from Blockbuster the 10 percent interest in VIE which is subject to the put/call arrangements. The Spelling acquisition is subject to negotiation of a definitive agreement, approval by the Spelling Board of Directors (including the disinterested Directors), receipt of a fairness opinion and other customary closing

                                     -more-
conditions. Subject to such conditions, it is intended that the acquisition by Spelling will close shortly after Blockbuster acquires its additional 55 percent interest in VIE. Upon completion of the Spelling acquisition, Spelling would own approximately 75 percent of VIE and Blockbuster would increase its ownership of Spelling common stock from approximately 70.5 percent to approximately 77 percent.
      Steven R. Berrard, Blockbuster's President and Chief Operating Officer and Spelling's President and Chief Executive Officer, said: "The superior quality of VIE's senior management team, its employees and developers and its broad distribution network are a perfect complement to our creative talent base, substantial programming library and global multimedia distribution capabilities. This transaction gives us the ability to realize the enormous potential synergies between the development of filmed entertainment products and interactive software."
      He added: "We fully intend to use the marketing expertise of Blockbuster and its more than 4,250 retail locations worldwide to strengthen the distribution of VIE products throughout the world. This transaction signifies Spelling's commitment to expand the breadth of its businesses as a public company."
      Robert Devereux, the Chairman of Virgin Communications Limited, said:
"Blockbuster and Spelling are uniquely qualified to enhance VIE's position as one of the world's leading interactive software companies. At a time when the industry is facing many new exciting opportunities, the competitive advantage presented by this association gives us great confidence that VIE's business will flourish. The significant stake being retained by Virgin is strong evidence of our belief in the future prospects of the company."
      VIE develops, publishes and distributes video game and entertainment software compatible with all leading consumer hardware systems, including Nintendo and Sega 8-bit and 16-bit consoles and portable systems, personal computers and CD-ROM systems. Its titles feature proprietary content as well as intellectual properties licensed from others, and are sold worldwide to retailers, distributors and mass merchants.
      Last year, VIE published 31 titles across a variety of product categories, including best-selling titles such as Monopoly Deluxe, Cool Spot, Terminator, Aladdin, Robocop vs Terminator and The Seventh Guest, the most successful CD-ROM title of 1993. VIE will
                                     -more-
soon release games based on Walt Disney's Jungle Book and the newly-released The Lion King, an animated feature film which is expected by industry experts to be the year's biggest box office hit, as well as The Eleventh Hour, the much-anticipated sequel to The Seventh Guest. Over 200 versions of more than 90 entertainment titles have been published by VIE, with more than 13 million copies of its entertainment software products having been sold since July 1990.
        VIE plans to continue operating its business under the "Virgin" brand name after the completion of these transactions.

                                     -30-

Contact:

      Steven R. Berrard
      Wally Knief
      Blockbuster
      (305) 832-3000

      Thomas P. Carson
      Spelling
      (213) 965-5820

      Paul Downes
      Georgeson & Co.
      071-454-7100